UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly Listed Company
Corporate Tax No. - 60.746.948/0001 - 12

Market Notice

Banco Bradesco S.A. (Bradesco) informs its shareholders, customers and the market in general of the approval by the Central Bank of Brazil on June 28, 2006, of its purchase agreement with the American Express Company to assume the American Express’ card operations and related business in Brazil.

The transaction comprises:

1.
The transfer to Bradesco of the American Express’ Brazilian subsidiaries in the card business, and in insurance brokerage, travel services, retail foreign currency exchange and direct consumer financing operations (CDC);

2.
Bradesco having the exclusive right to issue the Centurion line of cards in Brazil. The Centurion line includes the traditional Green, Gold and Platinum cards bearing the American Express Centurion logo. The right to exclusivity will be for a minimum of 10 years and will enable Bradesco to issue American Express cards to individual or corporate customers, offer the Membership Rewards Program relating to these cards, and manage the network of merchants accepting American Express cards in Brazil.

At the close of the transaction today, Bradesco paid American Express US$468.4 million, which is equivalent to R$1.013 billion.

Cidade de Deus, Osasco, SP, June 30, 2006 Banco Bradesco S.A. Milton Almicar Silva Vargas Executive Vice-President and Director of Investors Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3rd, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.